UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                               ARVINMERITOR, INC.
                               ------------------
                                (Name of Issuer)


                     Common Stock, $1.00 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    043353101
                                    ---------
                                 (CUSIP Number)


                                 March 25, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                                               Page 2 of 9 Pages

.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     GLENVIEW CAPITAL MANAGEMENT, LLC

.................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
.................................................................................
3.   SEC Use Only
.................................................................................
4.   Citizenship or Place of Organization

     Delaware
.................................................................................
Number of            5.   Sole Voting Power                  None
Shares             .............................................................
Beneficially         6.   Shared Voting Power                4,809,047
Owned by Each      .............................................................
Reporting            7.   Sole Dispositive Power             None
Person With        .............................................................
                     8.   Shared Dispositive Power           4,809,047
.................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,809,047
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]
.................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     6.53% based on 73,680,018 shares outstanding as of February 29, 2008.
.................................................................................
12.  Type of Reporting Person:

     OO

                                                               Page 3 of 9 Pages

.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     LAWRENCE M. ROBBINS

.................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
.................................................................................
3.   SEC Use Only
.................................................................................
4.   Citizenship or Place of Organization

     United States of America
.................................................................................
Number of            5.   Sole Voting Power                  None
Shares             .............................................................
Beneficially         6.   Shared Voting Power                4,809,047
Owned by Each      .............................................................
Reporting            7.   Sole Dispositive Power             None
Person With        .............................................................
                     8.   Shared Dispositive Power           4,809,047
.................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,809,047
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]
.................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     6.53% based on 73,680,018 shares outstanding as of February 29, 2008.
.................................................................................
12.  Type of Reporting Person:

     IN

                                                               Page 4 of 9 Pages


Page 2 of 9 Pages

Item 1(a).        Name of Issuer:

                  ArvinMeritor, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2135 West Maple Road, Troy, Michigan 48084.

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Glenview Capital Management, LLC ("Glenview Capital Management");

                  ii) Lawrence M. Robbins ("Mr. Robbins").

                  This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Capital Master Fund, Ltd., a Cayman
Islands exempted company ("Glenview Capital Master Fund"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners") and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

                  Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for such accounts. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).        Citizenship:

                  i) Glenview Capital Management is a Delaware limited liability company;

                  ii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:

                  Common Stock (the "Shares")

                                                               Page 5 of 9 Pages

Item 2(e).        CUSIP Number:

                  043353101

Item 3. If This Statement is Filed Pursuant to Sec.Sec.240.13d-1(b) or 240.13d-2(b) or (c),

                  Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of April 3, 2008, each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner of 4,809,047 Shares. This amount consists of: (A) 182,400 Shares held for the account of Glenview Capital Partners; (B) 2,979,647 Shares held for the account of Glenview Capital Master Fund; (C) 1,225,200 Shares held for the account of Glenview Institutional Partners; (D) 355,420 held for the account of GCM Little Arbor Master Fund; (E) 61,920 Shares held for the account of GCM Little Arbor Institutional Partners and (F) 4,460 Shares held for the account of GCM Little Arbor Partners.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 6.53% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed annual report on Form 10-K, there were 73,680,018 shares outstanding as of February 29, 2008).

Item 4(c)         Number of Shares of which such person has:

Glenview Capital Management and Mr. Robbins:
--------------------------------------------

(i) Sole power to vote or direct the vote:                                    0
(ii) Shared power to vote or direct the vote:                         4,809,047
(iii) Sole power to dispose or direct the disposition of:                     0
(iv) Shared power to dispose or direct the disposition of:            4,809,047

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

                                                               Page 6 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2008                   GLENVIEW CAPITAL MANAGEMENT, LLC


                                      By:
                                            /s/ Lawrence M. Robbins
                                            -----------------------
                                      Name:  Lawrence M. Robbins
                                      Title: Chief Executive Officer


Date: April 4, 2008                   LAWRENCE M. ROBBINS


                                      /s/ Lawrence M. Robbins
                                      -----------------------

                                                               Page 8 of 9 Pages

                                  EXHIBIT INDEX


Ex.                                                                    Page No.
---                                                                    --------

A       Joint Filing Agreement, dated April 4, 2008 by and among
        Glenview Capital Management, LLC and Lawrence M.
        Robbins...........................................                    9

                                                               Page 9 of 9 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of ArvinMeritor, Inc. dated as of April 4, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: April 4, 2008                   GLENVIEW CAPITAL MANAGEMENT, LLC


                                      By:
                                             /s/ Lawrence M. Robbins
                                             -----------------------
                                      Name:  Lawrence M. Robbins
                                      Title: Chief Executive Officer



Date: April 4, 2008                   LAWRENCE M. ROBBINS


                                      /s/ Lawrence M. Robbins
                                      -----------------------